# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MARRIOTT INTERNATIONAL INC /MD/, CIK 0001048286
CUSIP: 571903202
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 7750 Wisconsin Avenue, Bethesda, Maryland (MD), 20814
Date of event which requires filing of this statement: 01/15/2026
Amends the filing with accession number 0001010192-06-000105
Filed by CIK 0001363886
Persons authorized to receive notices and communications: Gabriel M. Steele, Venable LLP, 750 East Pratt, Suite 900, Baltimore, Maryland (MD), 21202, (410) 244-7400

## Reporting persons
- JWM Family Enterprises, Inc. (CIK 0001363886): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 22,027,118; sole dispositive power 0; shared dispositive power 22,027,118; aggregate amount beneficially owned 22,027,118 (8.2% of the class)
  Comment: The number of shares beneficially owned by the reporting person as set forth in boxes 8, 10 and 11 consists of: (a) 7,667,119 shares held by JWM Family Enterprises, L.P., whose sole general partner is JWM Family Enterprises, Inc.; (b) 8,319,999 shares owned by Thomas Point Ventures, L.P., whose sole general partner is JWM Family Enterprises, Inc.; (c) 160,000 shares held by Terrapin Limited Holdings, LLC, whose sole member is JWM Family Enterprises, L.P.; (d) 3,000,000 shares owned by Penny Lane Limited Holdings, LLC, whose sole member is JWM Family Enterprises, L.P.; (e) 1,840,000 shares owned by Anchorage Partners, L.P., whose sole general partner is JWM Family Enterprises, L.P.; (f) 160,000 shares owned by Bay Harbor Limited Holdings, LLC, whose sole member is Anchorage Partners, L.P.; and (g) 880,000 shares owned by 43 Degrees North Holdings, LLC, whose sole member is Thomas Point Ventures, L.P.
  
  The denominator for the percent of class represented by the amount in Row 13 is based on 268,351,795 shares of Class A Common Stock, par value $0.01 per share ("Class A Common Stock"), outstanding as of October 27, 2025 as reported in the Issuer's Form 10-Q filed with the SEC on November 4, 2025, for the quarterly period ended September 30, 2025 (the "Form 10-Q").
- JWM Family Enterprises, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 7,667,119; shared voting power 5,160,000; sole dispositive power 7,667,119; shared dispositive power 5,160,000; aggregate amount beneficially owned 12,827,119 (4.8% of the class)
  Comment: The number of shares beneficially owned by the reporting person as set forth in boxes 7 and 9 consists of 7,667,119 shares held directly by JWM Family Enterprises, L.P.
  
  The number of shares beneficially owned by the reporting person as set forth in boxes 8 and 10 consists of: (a) 160,000 shares held by Terrapin Limited Holdings, LLC, whose sole member is JWM Family Enterprises, L.P.; (b) 3,000,000 shares owned by Penny Lane Limited Holdings, LLC, whose sole member is JWM Family Enterprises, L.P.; (c) 1,840,000 shares owned by Anchorage Partners, L.P., whose sole general partner is JWM Family Enterprises, L.P.; and (d) 160,000 shares owned by Bay Harbor Limited Holdings, LLC, whose sole member is Anchorage Partners, L.P.
  
  The denominator for the percent of class represented by the amount in Row 13 is based on 268,351,795 shares of Class A Common Stock outstanding as of October 27, 2025 as reported in the Form 10-Q.
- J.W. Marriott, Jr. (CIK 0001008824): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 2,559,896; shared voting power 28,129,194; sole dispositive power 2,559,896; shared dispositive power 28,129,194; aggregate amount beneficially owned 30,689,090 (11.4% of the class)
  Comment: The number of shares beneficially owned by the reporting person as set forth in boxes 7 and 9 consists of 2,559,896 shares held directly by J.W. Marriott, Jr.
  
  The number of shares beneficially owned by the reporting person as set forth in boxes 8 and 10 consists of: (a) 3,029,277 shares owned by The J. Willard & Alice S. Marriott Foundation, a charitable foundation, for which J.W. Marriott, Jr. serves as a trustee; (b) 2,720,608 shares held by a limited liability company, for which J.W. Marriott, Jr. serves as a manager; (c) 22,027,118 shares beneficially owned by JWM Family Enterprises, Inc.; (d) 285,883 shares held by a trust for the benefit of the estate of J.W. Marriott, Jr.'s deceased spouse, for which J.W. Marriott, Jr. serves as a co-trustee; and (e) 66,308 shares owned by The Bill and Donna Marriott Foundation, a charitable foundation, for which J.W. Marriott, Jr. serves as a trustee. J.W. Marriott, Jr. disclaims beneficial ownership of the foregoing shares in excess of his pecuniary interest.
  
  The number of shares beneficially owned by the reporting person as set forth in box 11 does not include all shares beneficially owned by the Potential Group Members (as defined herein).
  
  The denominator for the percent of class represented by the amount in Row 13 is based on 268,351,795 shares of Class A Common Stock outstanding as of October 27, 2025 as reported in the Form 10-Q.
- Deborah Marriott Harrison (CIK 0001359807): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 51,719; shared voting power 27,182,292; sole dispositive power 51,719; shared dispositive power 27,182,292; aggregate amount beneficially owned 27,234,011 (10.1% of the class)
  Comment: The number of shares beneficially owned by the reporting person as set forth in boxes 7 and 9 consists of: (a) 41,874 shares held directly by Deborah Marriott Harrison; and (b) 9,845 shares held in a grantor trust of which Deborah Marriott Harrison is the sole trustee.
  
  The number of shares beneficially owned by the reporting person as set forth in boxes 8 and 10 consists of: (a) 22,027,118 shares beneficially owned by JWM Family Enterprises, Inc.; (b) 3,029,277 shares owned by The J. Willard & Alice S. Marriott Foundation, a charitable foundation, for which Deborah Marriott Harrison serves as a trustee; (c) 15,221 shares held directly by Deborah Marriott Harrison's husband, Ronald Taylor Harrison; (d) 179,166 shares held in three trusts for the benefit of J.W. Marriott, Jr.'s grandchildren, for which Deborah Marriott Harrison serves as a trustee; (e) 20,407 shares held in eighteen trusts for the benefit of Deborah Marriott Harrison's grandchildren, for which Deborah Marriott Harrison serves as a trustee; (f) 70,708 shares held in two trusts for the benefit of Deborah Marriott Harrison's children, for which Deborah Marriott Harrison serves as a trustee; (g) 34,920 shares held in a limited liability company, for which Deborah Marriott Harrison serves as a manager; (h) 90,561 shares held in a limited liability company, for which Deborah Marriott Harrison's spouse serves as a manager; (i) 240,000 shares owned by twelve trusts for the benefit of the grandchildren and more remote descendants of J. W. Marriott, Jr., for which Deborah Marriott Harrison serves as a trustee; (j) 251,000 shares owned by a life insurance trust, for which Deborah Marriott Harrison serves as a trustee; (k) 175,210 shares held in a trust for the benefit of Deborah Marriott Harrison's descendants, for which Deborah Marriott Harrison serves as a trustee; (l) 66,308 shares owned by The Bill and Donna Marriott Foundation, a charitable foundation, for which Deborah Marriott Harrison serves as a trustee; (m) 285,883 shares held by a trust for the benefit of the estate of Deborah Marriott Harrison's deceased mother, for which Deborah Marriott Harrison serves as a co-trustee; (n) 695,861 shares held by a trust for the benefit of Deborah Marriott Harrison, for which Deborah Marriott Harrison serves as a co-trustee; and (o) 652 shares attributable to RSUs held by Deborah Marriott Harrison's husband, Ronald Taylor Harrison that are vested or will vest within 60 days of January 15, 2026. Deborah Marriott Harrison disclaims beneficial ownership of all of the foregoing shares in excess of her pecuniary interest.
  
  The number of shares beneficially owned by the reporting person as set forth in box 11 does not include all shares beneficially owned by the Potential Group Members.
  
  The denominator for the percent of class represented by the amount in Row 13 is based on: (a) 268,351,795 shares of Class A Common Stock outstanding as of October 27, 2025 as reported in the Form 10-Q; and (b) 652 shares attributable to RSUs that are vested or will vest within 60 days of January 15, 2026.
- The Juliana B. Marriott Marital Trust (CIK 0001631063): type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 401,928; shared voting power 22,027,118; sole dispositive power 401,928; shared dispositive power 22,027,118; aggregate amount beneficially owned 22,429,046 (8.4% of the class)
  Comment: The number of shares beneficially owned by the reporting person as set forth in boxes 7 and 9 consists of 401,928 shares held directly by The Juliana B. Marriott Marital Trust (the "Marital Trust").
  
  The number of shares beneficially owned by the reporting person as set forth in boxes 8 and 10 consists of 22,027,118 shares beneficially owned by JWM Family Enterprises, Inc. The Marital Trust disclaims beneficial ownership of the foregoing shares in excess of its pecuniary interest.
  
  The number of shares beneficially owned by the reporting person as set forth in box 11 does not include all shares beneficially owned by the Potential Group Members.
  
  The denominator for the percent of class represented by the amount in Row 13 is based on 268,351,795 shares of Class A Common Stock outstanding as of October 27, 2025 as reported in the Form 10-Q.
- Juliana B. Marriott (CIK 0001584134): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 14,101; shared voting power 22,429,046; sole dispositive power 14,101; shared dispositive power 22,429,046; aggregate amount beneficially owned 22,443,147 (8.4% of the class)
  Comment: The number of shares beneficially owned by the reporting person as set forth in boxes 7 and 9 consists of 14,101 shares held directly by Juliana B. Marriott.
  
  The number of shares beneficially owned by the reporting person as set forth in boxes 8 and 10 consists of 22,429,046 shares beneficially owned by the Marital Trust, for which Juliana B. Marriott serves as a trustee. Juliana B. Marriott disclaims beneficial ownership of the foregoing shares in excess of her pecuniary interest.
  
  The number of shares beneficially owned by the reporting person as set forth in box 11 does not include all shares beneficially owned by the Potential Group Members.
  
  The denominator for the percent of class represented by the amount in Row 13 is based on 268,351,795 shares of Class A Common Stock outstanding as of October 27, 2025 as reported in the Form 10-Q.
- Michelle Marriott Darmody: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 105,721; shared voting power 10,217; sole dispositive power 105,721; shared dispositive power 10,217; aggregate amount beneficially owned 115,938 (0% of the class)
  Comment: The number of shares beneficially owned by the reporting person as set forth in boxes 7 and 9 consists of: (a) 104,879 shares held directly by Michelle Marriott Darmody; and (b) 842 shares held in trusts for the benefit of Michelle Marriott Darmody's nieces, for which Michelle Marriott Darmody serves as sole trustee.
  
  The number of shares beneficially owned by the reporting person as set forth in boxes 8 and 10 consists of 10,217 shares held by a trust for the benefit of Michelle Marriott Darmody, for which Michelle Marriott Darmody serves as co-trustee. Michelle Marriott Darmody disclaims beneficial ownership of the foregoing shares in excess of her pecuniary interest.
  
  On January 19, 2026, Michelle Marriott Darmody ceased to be an Original Voting Stockholder Nominee under the Stockholders Agreement and is no longer a potential beneficial owner of shares beneficially owned by JWM Family Enterprises, Inc.
  
  The denominator for the percent of class represented by the amount in Row 13 is based on 268,351,795 shares of Class A Common Stock outstanding as of October 27, 2025 as reported in the Form 10-Q.
- David Sheets Marriott (CIK 0001359809): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 596,416; shared voting power 27,717,384; sole dispositive power 596,416; shared dispositive power 27,717,384; aggregate amount beneficially owned 28,313,800 (10.6% of the class)
  Comment: The number of shares beneficially owned by the reporting person as set forth in boxes 7 and 9 consists of 596,416 shares held directly by David Sheets Marriott.
  
  The number of shares beneficially owned by the reporting person as set forth in boxes 8 and 10 consists of: (a) 22,027,118 shares beneficially owned by JWM Family Enterprises, Inc.; (b) 9,035 shares held by David Sheets Marriott's spouse; (c) 85,320 shares held by four trusts for the benefit of David Sheets Marriott's children, for which David Sheets Marriott serves as a trustee; (d) 240,000 shares owned by twelve trusts for the benefit of the grandchildren and more remote descendants of J. W. Marriott, Jr., for which David Sheets Marriott serves as a trustee; (e) 251,000 shares owned by a life insurance trust, for which David Sheets Marriott serves as a trustee; (f) 75,000 shares owned by a trust for the benefit of the descendants of John W. Marriott III, for which David Sheets Marriott serves as a trustee; (g) 230,390 shares owned by a trust for the descendants of David Sheets Marriott, for which David Sheets Marriott serves as a trustee; (h) 221,678 shares held in three trusts for the descendants of Stephen Garff Marriott, for which David Sheets Marriott serves as a trustee; (i) 401,928 shares held by a trust for the benefit of Juliana B. Marriott, for which David Sheets Marriott serves as a trustee; (j) 3,029,277 shares owned by The J. Willard & Alice S. Marriott Foundation, a charitable foundation, for which David Sheets Marriott serves as a trustee; (k) 123,667 shares held by four trusts for the benefit of his nieces, for which David Sheets Marriott serves as a trustee; (l) 66,308 shares owned by The Bill and Donna Marriott Foundation, a charitable foundation, for which David Sheets Marriott serves as a trustee; (m) 285,883 shares held by a trust for the benefit of the estate of David Sheets Marriott's deceased mother, for which David Sheets Marriott serves as a co-trustee; (n) 670,536 shares held by a trust for the benefit of David Sheets Marriott, for which David Sheets Marriott serves as a trustee; and (o) 244 shares held by David Sheets Marriott's children. David Sheets Marriott disclaims beneficial ownership of the foregoing shares in excess of his pecuniary interest.
  
  The number of shares beneficially owned by the reporting person as set forth in box 11 does not include all shares beneficially owned by the Potential Group Members.
  
  The denominator for the percent of class represented by the amount in Row 13 is based on 268,351,795 shares of Class A Common Stock outstanding as of October 27, 2025 as reported in the Form 10-Q.
- Jennifer R. Jackson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 11,661; shared voting power 22,038,300; sole dispositive power 11,661; shared dispositive power 22,038,300; aggregate amount beneficially owned 22,049,961 (8.2% of the class)
  Comment: The number of shares beneficially owned by the reporting person as set forth in boxes 7 and 9 consists of 11,661 shares held directly by Jennifer R. Jackson.
  
  The number of shares beneficially owned by the reporting person as set forth in boxes 8 and 10 consists of (a) 22,027,118 shares beneficially owned by JWM Family Enterprises, Inc.; and (b) 11,182 shares held in trusts of which the spouse of Jennifer R. Jackson serves as trustee. Jennifer R. Jackson disclaims beneficial ownership of the foregoing shares in excess of her pecuniary interest.
  
  The denominator for the percent of class represented by the amount in Row 13 is based on 268,351,795 shares of Class A Common Stock outstanding as of October 27, 2025 as reported in the Form 10-Q.
- Christopher T. Harrison: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 100,020; shared voting power 22,027,118; sole dispositive power 100,020; shared dispositive power 22,027,118; aggregate amount beneficially owned 22,127,138 (8.2% of the class)
  Comment: The number of shares beneficially owned by the reporting person as set forth in boxes 7 and 9 consists of 100,020 shares held directly by Christopher T. Harrison.
  
  The number of shares beneficially owned by the reporting person as set forth in boxes 8 and 10 consists of 22,027,118 shares beneficially owned by JWM Family Enterprises, Inc. Christopher T. Harrison disclaims beneficial ownership of the foregoing shares in excess of his pecuniary interest.
  
  The denominator for the percent of class represented by the amount in Row 13 is based on 268,351,795 shares of Class A Common Stock outstanding as of October 27, 2025 as reported in the Form 10-Q.
- Elyse Foulger: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 63,767; shared voting power 22,027,118; sole dispositive power 63,767; shared dispositive power 22,027,118; aggregate amount beneficially owned 22,090,885 (8.2% of the class)
  Comment: The number of shares beneficially owned by the reporting person as set forth in boxes 7 and 9 consists of 63,767 shares held directly by Elyse Foulger.
  
  The number of shares beneficially owned by the reporting person as set forth in boxes 8 and 10 consists of 22,027,118 shares beneficially owned by JWM Family Enterprises, Inc. Elyse Foulger disclaims beneficial ownership of the foregoing shares in excess of her pecuniary interest.
  
  The denominator for the percent of class represented by the amount in Row 13 is based on 268,351,795 shares of Class A Common Stock outstanding as of October 27, 2025 as reported in the Form 10-Q.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01 per share
Name of issuer: MARRIOTT INTERNATIONAL INC /MD/
Address of issuer's principal executive offices: 7750 Wisconsin Avenue, Bethesda, Maryland (MD), 20814
Comment: This Amendment No. 10 (this "Amendment No. 10") is being filed by J.W. Marriott, Jr., Deborah Marriott Harrison, David Sheets Marriott, Juliana B. Marriott, Michelle Marriott Darmody, Jennifer R. Jackson, Christopher T. Harrison and Elyse Foulger (the "Individual Reporting Persons"), and JWM Family Enterprises, Inc. ("Family Corp"), JWM Family Enterprises, L.P. ("Family L.P.") and The Juliana B. Marriott Marital Trust (the "Marital Trust" and, collectively with the Individual Reporting Persons, Family Corp and Family L.P., the "Reporting Persons") and, with respect to the Reporting Persons, amends, supplements and to the extent inconsistent with, supersedes the Schedule 13D filed on May 26, 2006, as amended by Amendment No. 1 filed on April 21, 2009, Amendment No. 1 filed on March 13, 2013, Amendment No. 2 filed on November 21, 2013, Amendment No. 3 filed on January 29, 2015, Amendment No. 4 filed on December 15, 2016, Amendment No. 5 filed on November 24, 2017, Amendment No. 6 filed on March 10, 2020, Amendment No. 7 filed on March 2, 2021, Amendment No. 8 filed on May 16, 2022, and Amendment No. 9 filed on January 30, 2024 (as amended, the "Schedule 13D"). This Amendment No. 10 constitutes an exit filing for Michelle Marriott Darmody and JWM Family Enterprises, L.P.

## Item 2. Identity and Background
Name of person filing: Item 2(a) is hereby amended and restated as follows: J.W. Marriott, Jr., Deborah Marriott Harrison, David Sheets Marriott, Juliana B. Marriott and the Marital Trust (collectively, the "Potential Group Members") may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, due to the provisions of the Second Amended and Restated Stockholders Agreement, effective as of September 30, 2013, as amended (the "Stockholders Agreement"), as described in Item 4. Except as expressly set forth in this Amendment No. 10, each Reporting Person disclaims beneficial ownership of the shares of Class A Common Stock beneficially owned by any other Reporting Person. The Marital Trust is a trust formed under the laws of Maryland. Family L.P. is a limited partnership organized under the laws of the State of Delaware. The general partner of Family L.P. is Family Corp. Family Corp is a corporation organized under the laws of the State of Delaware. The directors of Family Corp are J.W. Marriott, Jr., Elyse Foulger, David Sheets Marriott, Jennifer R. Jackson, Carl Berquist, Jeffrey Kurzweil, William J. Shaw, and Christopher T. Harrison. Robert Kalchik is the President and CEO of Family Corp.
Residence or business address: Item 2(b) is hereby amended and restated as follows: The address of the principal business office of each of J.W. Marriott, Jr., Deborah Marriott Harrison and David Sheets Marriott is 7750 Wisconsin Avenue, Bethesda, MD 20814. The address of the principal business office of each of Juliana B. Marriott, Michelle Marriott Darmody, Elyse Foulger, Jennifer R. Jackson, Christopher T. Harrison, the Marital Trust, Family L.P., Family Corp, Carl Berquist, and Robert Kalchik is 9210 Corporate Blvd, Suite 335, Rockville, MD 20850. The address of the principal business office of Jeffrey Kurzweil is 600 Massachusetts Avenue, NW Washington, DC 20001. The address of the principal business office of William J. Shaw is 9002 San Marco Court Orlando, FL 32819.
Present principal occupation or employment: Item 2(c) is hereby amended and restated as follows: Family L.P.'s principal business is the ownership and operation of hotels. Family Corp's principal business is the ownership and operation of hotels. J.W. Marriott, Jr. is Chairman Emeritus of the Issuer. Deborah Marriott Harrison is Global Cultural Ambassador Emeritus of the Issuer. Juliana B. Marriott is a homemaker. David Sheets Marriott is Chairman of the Board of the Issuer. Michelle Marriott Darmody is a teacher. Jennifer R. Jackson is a homemaker. Christopher T. Harrison is Managing Partner of Dauntless Capital Partners. Elyse Foulger is a homemaker. Carl Berquist is retired. Jeffrey Kurzweil is a Partner of Venable LLP. William J. Shaw is Chairman of the Board of Marriott Vacations Worldwide Corporation. Robert Kalchik is President and CEO of Family Corp. The address of the principal business office of the Issuer is 7750 Wisconsin Avenue, Bethesda, MD 20814. The address of the principal business office of Dauntless Capital Partners is 2700 Post Oak Blvd, FL 21, Houston, TX 77056. The address of the principal business office of Venable LLP is 600 Massachusetts Avenue, NW Washington, DC 20001. The address of the principal business office of Marriott Vacations Worldwide Corporation is 9002 San Marco Court Orlando, FL 32819.
Criminal convictions in the last five years: Item 2(d) is hereby amended and restated as follows: To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons, or the directors and executive officers of Family Corp has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Item 2(e) is hereby amended and restated as follows: To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons, or the directors and executive officers of Family Corp has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which such person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Item 2(f) is hereby amended and restated as follows: To the best knowledge of the Reporting Persons, each Individual Reporting Person, and the directors and executive officers of Family Corp are citizens of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 is hereby amended and restated as follows: The shares of Class A Common Stock reported as beneficially owned by the Reporting Persons were acquired in or before the initial public offering of the Issuer, through open market or privately negotiated purchases using personal funds, by means of gift, inheritance or other gratuitous transfer, or through their service as an officer, director or employee of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
The text under each heading listed below of Item 4 of the Schedule 13D is hereby supplemented and amended by the following:

Second Amended and Restated Stockholders Agreement:

On January 19, 2026, Elyse Foulger replaced Michelle Marriott Darmody as an Original Voting Stockholder Nominee under the Stockholders Agreement.

Family Corp Pledged Shares:

As of the date of this Amendment No. 10, of the shares of Class A Common Stock beneficially owned by Family Corp, 5,659,641 shares are currently pledged as collateral.

Other Pledged Shares:

As of the date of this Amendment No. 10, of the shares of Class A Common Stock held directly by J.W. Marriott, Jr., 2,559,896 shares have been pledged as collateral.

As of the date of this Amendment No. 10, of the shares of Class A Common Stock held directly by Juliana B. Marriott, 14,101 shares have been pledged as collateral.

As of the date of this Amendment No. 10, of the shares of Class A Common Stock held directly by Elyse Foulger, 57,767 shares have been pledged as collateral.

As of the date of this Amendment No. 10, of the shares of Class A Common Stock held directly by Jennifer R. Jackson, 11,661 shares have been pledged as collateral.

As of the date of this Amendment No. 10, of the shares of Class A Common Stock held directly by Christopher T. Harrison, 100,020 shares have been pledged as collateral.

As of the date of this Amendment No. 10, of the shares of Class A Common Stock beneficially owned by David Sheets Marriott, 218,777 shares have been pledged as collateral.

Other:

On January 13, 2026, Michelle Marriott Darmody deposited 3,150 shares of Class A Common Stock into escrow in connection with a pending contribution to an exchange fund, which has not yet closed. Michelle Marriott Darmody retains voting and dispositive power over such shares pending release from escrow.

On January 15, 2026, David Sheets Marriott and Deborah Marriott Harrison became co-trustees of a trust for the benefit of the estate of their deceased mother. As a result, each of David Sheets Marriott and Deborah Marriott Harrison may be deemed to beneficially own the 285,883 shares of Class A Common Stock held by the trust. The attribution of such shares to each of David Sheets Marriott and Deborah Marriott Harrison, together with the shares previously beneficially owned by him or her, resulted in a change of his or her beneficial ownership of 1% or more of the Class A Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows: See Items 11 and 13 and the comments thereto of the cover pages to this Amendment No. 10, which are incorporated herein by reference, for the aggregate number of shares and percentage of Class A Common Stock beneficially owned by each Reporting Person.

The aggregate number of shares beneficially owned by all of the Potential Group Members without duplication is 34,942,830, including 652 shares of Class A Common Stock attributable to RSUs that are vested or will vest within 60 days of January 15, 2026, which constitutes 13.0% of the outstanding Class A Common Stock based on (a) 268,351,795 shares of Class A Common Stock outstanding as of October 27, 2025 as reported in the Form 10-Q and (b) 652 shares attributable to RSUs that are vested or will vest within 60 days of January 15, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(b) is hereby amended and restated as follows: See Items 7 through 10 and the comments thereto of the cover pages to this Amendment No. 10, which are incorporated herein by reference, for the aggregate number of shares of Class A Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of such shares of Class A Common Stock.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated as follows: The following Reporting Persons have effected transactions in the Class A Common Stock during the past sixty days:

On December 3, 2025, J.W. Marriott, Jr. gifted 123 shares to a trust for the benefit of his great-grandchild.

On December 3, 2025, Deborah Marriott Harrison gifted 2,162 shares to trusts for the benefit of her grandchildren.

On December 4, 2025, David Sheets Marriott gifted 388 shares to trusts for the benefit of his children.

On December 11, 2025, Juliana B. Marriott gifted 775 shares to a charity.

On December 12, 2025, Deborah Marriott Harrison and her husband gifted 2,757 shares each to a charity.

On December 15, 2025, Michelle Marriott Darmody gifted 500 shares to a charity.

On December 16, 2025, The Bill and Donna Marriott Foundation, a charitable foundation, for which J.W. Marriott, Jr., Deborah Marriott Harrison and David Sheets Marriott serve as trustees gifted 817 shares to a charity.

On December 17, 2025, Juliana B. Marriott sold 3,250 shares on the open market for a weighted average price of $310.26 per share.

On January 6, 2026, Christopher T. Harrison sold 4,000 shares on the open market for a weighted average price of $317.59 per share.

On January 9, 2026, Michelle Marriott Darmody gifted 115 shares to a trust for the benefit of her child.
Other persons with the right to receive dividends or sale proceeds: Item 5(d) is hereby amended and restated as follows: Except as provided in Item 4 and as described in the comments on the cover pages of this Amendment No. 10, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock referred to in paragraphs (a) and (b) above.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Michelle Marriott Darmody ceased to be the beneficial owner of more than five percent of the Class A Common Stock on January 19, 2026.

In an internal reorganization effected on July 1, 2023, Family Corp became the sole general partner of Thomas Point Ventures, L.P. ("Thomas Point"), and Family L.P. ceased to be a general partner of Thomas Point. As a result of this internal reorganization, Family L.P. no longer had voting or dispositive power with respect to the shares of Class A Common Stock beneficially owned by Thomas Point and, as of July 1, 2023, ceased to be the beneficial owner of more than five percent of the outstanding Class A Common Stock. All shares beneficially owned by Thomas Point have continued to be beneficially owned by Family Corp.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby supplemented and amended by inserting the following as the penultimate paragraph of Item 6:

On January 13, 2026, Michelle Marriott Darmody agreed to contribute 3,150 shares of Class A Common Stock in exchange for an interest in an exchange fund and deposited such shares into escrow. The contribution has not yet closed. Michelle Marriott Darmody retains voting and dispositive power over such shares pending release from escrow.

The last paragraph of Item 6 of the Schedule 13D is hereby deleted in its entirety and replaced with the following:

The Reporting Persons have also entered into a Joint Filing Agreement, dated as of January 20, 2026, a copy of which is filed as Exhibit 7.01 with this Amendment No. 10.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 7.01 Joint Filing Agreement, dated as of January 20, 2026.

## Signatures
- JWM Family Enterprises, Inc.: /s/ Jacqueline M. Perry, Jacqueline M. Perry/Treasurer and Secretary (01/20/2026)
- JWM Family Enterprises, L.P.: /s/ Jacqueline M. Perry, Jacqueline M. Perry/Treasurer and Secretary of JWM Family Enterprises, Inc., the General Partner of JWM Family Enterprises, L.P. (01/20/2026)
- J.W. Marriott, Jr.: /s/ J.W. Marriott, Jr., J.W. Marriott, Jr./Individual (01/20/2026)
- Deborah Marriott Harrison: /s/ Deborah Marriott Harrison, Deborah Marriott Harrison/Individual (01/20/2026)
- The Juliana B. Marriott Marital Trust: /s/ Juliana B. Marriott, Juliana B. Marriott/Trustee (01/20/2026)
- The Juliana B. Marriott Marital Trust: /s/ David Sheets Marriott, David Sheets Marriott/Trustee (01/20/2026)
- Juliana B. Marriott: /s/ Juliana B. Marriott, Juliana B. Marriott/Individual (01/20/2026)
- Michelle Marriott Darmody: /s/ Michelle Marriott Darmody, Michelle Marriott Darmody/Individual (01/20/2026)
- David Sheets Marriott: /s/ David Sheets Marriott, David Sheets Marriott/Individual (01/20/2026)
- Jennifer R. Jackson: /s/ Jennifer R. Jackson, Jennifer R. Jackson/Individual (01/20/2026)
- Christopher T. Harrison: /s/ Christopher T. Harrison, Christopher T. Harrison/Individual (01/20/2026)
- Elyse Foulger: /s/ Elyse Foulger, Elyse Foulger/Individual (01/20/2026)